JEFFREY G. KLEIN, P.A.

2600 North Military Trail, Suite 270

Boca Raton, Florida 33431

Telephone: (561)997-9920	Telefax: (561)998-9557
Email: jklein@jkleinlegal.com

March 8, 2010

Anne Nguyen Parker

Branch Chief

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Paramount Gold and Silver Corp.

File No. 001-33630

Your letter dated February 26, 2010

Dear Ms. Parker:

On behalf of Paramount Gold and Silver Corp. (the “Company”) we respectfully request an extension of time until March 31, 2010 to respond to your inquiry. The Commission’s comment letter requires that the Company address certain matters with our auditors and mining engineers. After discussing the matter with both, and given their work schedule, it is not possible to adequately or accurately respond to the Commission’s request until March 31, 2010.

Thanking you in advance for your consideration.

Sincerely,

/s/ Jeffrey G. Klein

Jeffrey G. Klein